Filed Pursuant to Rule 424 (b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.
SUPPLEMENT NO. 2 DATED APRIL 28, 2011
TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock. This Supplement No. 2 supercedes and replaces all prior supplements to the prospectus. Terms used and not otherwise defined in this Supplement No. 2 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering;

•	selected financial data;

•	our operating performance—funds from operations and modified funds from operations;

•	a description of our portfolio;

•	information regarding our indebtedness;

•	information regarding our distributions;

•	information regarding redemption of shares;

•	our net tangible book value per share;

•	compensation paid to our advisor and its affiliates;

•	experts; and

•	information incorporated by reference.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of April 11, 2011, we had received and accepted investors’ subscriptions for and issued 2,846,835 shares of our common stock in our initial public offering, including 44,687 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $28,131,000. As of April 11, 2011, approximately 97,197,852 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum offering amount has been sold.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report for the year ended December 31, 2010, incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of results for any future period.

	As of	As of	As of
	December 31, 2010	December 31, 2009	December 31, 2008

BALANCE SHEET DATA:
Total investments in real estate, net	$45,797,000	$9,832,000	$—
Cash and cash equivalents	1,486,000	1,106,000	201,000
Acquired lease intangibles, net	8,125,000	2,617,000	—
Total assets	58,889,000	15,605,000	202,000
Notes payable	39,164,000	10,490,000	—
Due to affiliates	1,812,000	1,489,000	—
Total liabilities	44,733,000	12,317,000	—
Total equity	14,156,000	3,288,000	202,000

			For the Period from
			September 18, 2008
	For the	For the	(Date of Inception)
	Year Ended	Year Ended	Through
	December 31, 2010	December 31, 2009	December 31, 2008

OPERATING DATA:
Total revenue	4,823,000	145,000	—
Operating and maintenance expenses	2,049,000	114,000	—
General and administrative	1,733,000	660,000	—
Depreciation and amortization	2,075,000	46,000	—
Acquisition expenses	1,353,000	408,000	—
Interest expense	2,009,000	119,000	—
Loss before other income (expense)	(4,396,000)	(1,202,000)	—
Interest income	4,000	2,000	—
Net loss	(4,392,000)	(1,200,000)	—
CASH FLOW DATA:
Cash flows used in operating activities	(1,374,000)	(1,047,000)	(1,000)
Cash flows used in investing activities	(16,523,000)	(12,500,000)	—
Cash flows provided by financing activities	18,277,000	14,452,000	202,000
PER SHARE DATA:
Net loss—basic and diluted	$(2.96)	$(17.14)	$—
Weighted average shares outstanding—basic and diluted	1,483,179	71,478	22,222

Our Operating Performance—Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of Real Estate Investment Trust operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with generally accepted accounting principles, or GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of preexisting relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management, investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the

Investment Program Association, or the IPA, MFFO as defined by the IPA excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight line rent amounts, both income and expense;

(3)	amortization of above or below market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is a helpful measure of operating performance because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing the sustainability of operating performance. As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

•	In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both business combinations and equity investments were capitalized; however, beginning in 2009, acquisition costs related to business combinations are expensed. These acquisitions costs have been and will continue to be funded from the proceeds of our continuous public offering and other financing sources and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those costs paid to our advisor and third parties.

•	Impairment charges, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•	Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate.

•	Adjustments for straight line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•	Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

We believe MFFO is useful to investors in evaluating how our portfolio might perform after our offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of our distributions in the future. However, as described in greater detail below, MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity. Many of the adjustments to MFFO are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. Because MFFO is primarily affected by the same factors as FFO but without non-operating changes, particularly valuation changes, we believe the presentation of MFFO is useful to investors because fluctuations in MFFO are more indicative of changes in operating activities. MFFO is also more comparable in evaluating our performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as indications of our liquidity, nor are they either indicative of funds available to fund our cash needs, including our ability to make distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect our operating results. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

Our calculation of FFO and MFFO and the reconciliation to net income (loss) is presented in the following table for the years ended December 31, 2010 and 2009:

	2010	2009

Net Loss	$(4,392,000)	$(1,200,000)
Adjustments:
Depreciation of real estate assets	1,554,000	33,000
Amortization of tenant improvements and tenant allowances	202,000	4,000
Amortization of deferred leasing costs	315,000	9,000

FFO	$(2,321,000)	$(1,154,000)
FFO per share — basic and diluted	$(1.56)	$(16.14)

Adjustments:
Straight line rent	(255,000)	—
Acquisition costs	1,353,000	408,000
Amortization of above market leases	169,000	4,000
Amortization of below market leases	(298,000)	—
Accretion of discounts on debt investments	(2,000)	—
Amortization of debt premiums	37,000	—

Modified FFO	$(1,317,000)	$(742,000)

MFFO per share — basic and diluted	$(0.89)	$(10.38)

Net loss per share — basic and diluted	$(2.96)	$(17.14)

Weighted average common shares outstanding — basic and diluted	1,483,179	71,478

Description of Our Portfolio

We invest in and manage a portfolio of income-producing retail properties, primarily located in the Western United States. Although we have not done so, we may invest in and originate mortgage, mezzanine, bridge and other loans related to commercial real estate. As of March 31, 2011, we had invested in the five properties set forth below:

			Property	Leasable	Date	Purchase Price	Debt
Property Name	Location	Interest	Type	Square Feet	Acquired	(In Thousands)	(In Thousands)

Moreno Marketplace	Moreno Valley, California	100%	Retail	78,743	11/19/2009	$12,500	$10,500
Waianae Mall	Honolulu, Hawaii	100%	Retail	170,275	06/04/2010	$25,688	$20,741
Northgate Plaza Shopping Center	Tucson, Arizona	100%	Retail	103,492	07/06/2010	$8,050	$4,398
San Jacinto Esplanade Shopping Center	San Jacinto, California	100%	Retail	56,473	08/11/2010	$7,088	$6,600
Craig Promenade	Las Vegas, Nevada	100%	Retail	91,750	3/30/2011	$12,800	$8,750

The following table shows the occupancy rate and the average effective annual rental rate per square foot for each of our properties as of March 31, 2011:

				Weighted
	Occupancy	Weighted	Weighted	Average
	(Based on	Average	Average Effective	Remaining
	Rentable Square	Annualized	Annualized Rental	Lease Term
	Feet)	Rent	Rate per Square Feet	(Months)

Moreno Marketplace	75.0%	$1,131,000	$14.36	182.4
Waianae Mall	85.2%	$2,975,000	$17.47	52.6
Northgate Plaza Shopping Center	92.0%	$823,000	$7.95	102.7
San Jacinto Esplanade Shopping Center	70.8%	$605,000	$10.72	102.2
Craig Promenade	77.5%	$1,301,000	$14.18	41.1

The following table reflects lease expirations and related information for our portfolio as of March 31, 2011.

			Percent of
			Portfolio	Leased	Percent of
			Annualized	Rentable	Rentable
	Number of	Annualized	Base Rent	Square Feet	Square Feet
Year of Expiration(1)	Leases Expiring	Base Rent(2)	Expiring	Expiring	Expiring

2011	15	$1,126,000	11.3%	37,647	9.2%
2012	17	1,293,000	13.0	35,915	8.7
2013	11	647,000	6.5	15,451	3.8
2014	16	915,000	9.2	34,585	8.4
2015	13	892,000	9.0	68,874	16.8
2016	5	800,000	8.1	30,223	7.4
2017	10	769,000	7.8	26,137	6.4
2018	2	101,000	1.0	2,214	0.5
2019	1	65,000	0.7	1,447	0.3
2020	1	38,000	0.4	1,658	0.4
2021	5	1,165,000	11.8	35,278	8.6
Thereafter	10	2,102,000	21.2	121,081	29.5

Total	106	$9,913,000	100%	410,510	100.0%

(1)	Represents the expiration date of the lease at March 31, 2011 and does not take into account any tenant renewal options.

(2)	Annualized base rent represents annualized contractual base rental income as of March 31, 2011, adjusted to straight-line any future contractual rent increases from the time of our acquisition through the balance of the lease term.

Moreno Marketplace

The only tenant occupying 10% or more of the rentable square feet at the Moreno property is Stater Bros. supermarket, which, as of March 31, 2011, occupied 56% of the total rentable square footage, of the Moreno property and pays $730,000 annually pursuant to a lease that expires in November 2028. Stater Bros. has the option to renew the term of its lease for up to six successive five-year renewal terms after the expiration of the initial term. The other tenants of the Moreno property are Wells Fargo Bank, Jack in the Box, Subway, Fantastic Sam’s and Moreno Beach Dental, none of which occupies 10% or more of the rentable square feet at the Moreno property.

The Moreno property faces competition from other nearby retail properties in and around the submarket of Moreno Valley, California, including Bear Valley Shopping Center, Lakeside Plaza and Lakeside Terrace, which are multi-tenant retail centers located within approximately three miles of the Moreno property. Management currently has no renovation plans for the Moreno property and believes that the Moreno property is suitable for its intended purpose and adequately covered by insurance.

The capitalization rate for the Moreno Marketplace as of the closing of the acquisition was 7.4%. Unless otherwise indicated, the capitalization rate for a real property is determined by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

Waianae Mall

The tenants occupying 10% or more of the rentable square feet at the Waianae property are City Mill, an Oahu-based hardware store, which, as of March 31, 2011, occupied 24.05% of the total rentable square footage, of the Waianae property, and Long Drugs, a pharmacy owned by CVS Caremark, which as of March 31, 2011, occupied 13.85% of the total rentable square footage. On May 24, 2010 City Mill entered into a lease, effective July 1, 2010 and expiring in June 2015, pursuant to which City Mill will pay an annual rent of $209,000. Longs Drugs pays an annual rent of $630,000 pursuant to a lease that expires in January 2021. City Mill has one 5-year option to renew at fair market value. Long Drugs has two 5-year options to renew with increases in rent. Additionally, the State of Hawaii leases 6.35% of the rentable square feet pursuant to a lease that expires on June 15, 2017. Other tenants at the Waianae property include Burger King, Goodyear, Blockbuster Video, Fantastic Sams, Starbucks Coffee, Jamba Juice, Payless Shoe Source, Pizza Hut, Subway and Radio Shack, none of which occupies 10% or more of the rentable square feet at the Waianae property.

The Waianae property is the only major multi-tenant retail center on the Western side of the island of Oahu and as a result faces limited competition from other similar multi-tenant retail properties. City Mill, the Waianae property’s largest tenant, faces competition from other retail hardware stores located on the island of Oahu, including a Home Depot located approximately 11 miles to the Southeast of the Waianae property and a Lowes located approximately 12 miles to the east of the Waianae property. Management currently plans to spend approximately $2,000,000 over 3 years for capital improvements and believes that the Waianae property is suitable for its intended purpose and adequately covered by insurance.

The capitalization rate for the Waianae property as of the closing of the acquisition was 10.9%.

Northgate Plaza

The tenants occupying 10% or more of the rentable square feet at the Northgate property are Wal-Mart Neighborhood Market, or Wal-Mart, a grocery and pharmaceutical retailer, which occupies 42,685, or approximately 41.24%, of the rentable square feet at Northgate property, and Dollar Tree Stores, Inc., or Dollar Tree, a single-price point retailer, which occupies 12,308, or approximately 11.89%, of the rentable square feet at the Northgate property. Wal-Mart pays an annual rent of approximately $245,000 pursuant to a lease that expires in May 2025 and Dollar Tree pays an annual rent of approximately $106,000 pursuant to a lease that expires in January 2015. Wal-Mart has the option to renew its lease at the Northgate property for up to 15 additional terms of 5 years each. Other significant tenants at the Northgate property include Tuesday Morning, Rent-A-Center, Burger King, Radio Shack, Jackson Hewitt and Subway.

The Northgate property faces competition from other nearby multi-tenant retail properties in and around the submarket of Tucson, Arizona, including Fry’s Plaza, Campbell Plaza, Crossroads Festival and Mission Plaza, each of which is a multi-tenant retail center located within approximately three miles of the Northgate property.

Management currently has no plans for capital improvements at the Northgate property and believes that the Northgate property is suitable for its intended purpose and adequately covered by insurance. For the 2010 fiscal year, the Northgate property real estate taxes are approximately $113,757.

The capitalization rate for the Northgate property as of the closing of the acquisition was 9.5%.

San Jacinto Esplanade

The San Jacinto property is anchored by a Fresh & Easy Neighborhood Market, or Fresh & Easy, a supermarket chain with stores in the Western United States. Fresh & Easy is the U.S. division of TESCO, the fourth largest retailer in the world, according to Deloitte Touche Tohmatsu’s Global Powers of Retailing 2010 report. As of March 31, 2011 the only tenant occupying 10% or more of the rentable square feet at the San Jacinto property was Fresh & Easy, which occupies approximately 14,080, or approximately 24.9%, of the rentable square feet at the San Jacinto property. A Walgreens Drug Store is located on an adjoining property to the San Jacinto property, but is not a part of the San Jacinto property.

Fresh & Easy pays an annual rent of approximately $175,000 pursuant to a lease that expires in October 2027. Fresh & Easy has the option to renew its lease at the San Jacinto property for up to six additional terms of 5 years each. Other significant tenants at the San Jacinto property include Jack-In-The-Box, Starbucks Coffee and Fantastic Sams.

The San Jacinto property is located at the southeast corner of Sanderson Avenue and Esplanade Avenue, and is adjacent to a number of planned residential housing developments. The San Jacinto property faces limited competition from similar multi-tenant retail properties in the San Jacinto, California area. Village West and Hemet Valley are the only other multi-tenant retail centers located within a two-mile radius of the San Jacinto property. Due to their location, both Village West and Hemet Valley tend to draw customers from a different portion of the San Jacinto trade area.

Management currently has no material plans for capital improvements at the San Jacinto property and believes that the San Jacinto property is suitable for its intended purpose and adequately covered by insurance. For the fiscal year ended June 30, 2010, the San Jacinto property paid real estate taxes of approximately $146,960.

The capitalization rate for the San Jacinto property as of the closing of the acquisition was 5.9%.

Craig Promenade

The tenants occupying 10% or more of the rentable square feet at Craig Promenade are BigLots, Inc., a department store retailer, which occupies approximately 30,223 square feet, or approximately 32.9%, of the rentable square feet at Craig Promenade, and Party Pro, Inc., a party goods retailer, which occupies approximately 12,001 square feet, or approximately 13.1%, of the rentable square feet at Craig Promenade. Big Lots, Inc. pays an annual rent of approximately $348,000 pursuant to a lease that expires in January 2016 and Party Pro, Inc. pays an annual rent of approximately $126,000 pursuant to a lease that expires in February 2013. Big Lots, Inc. has the option to renew its lease at Craig Promenade for up to 5 additional terms of 5 years each. Party Pro, Inc. has the option to renew its lease at Craig Promenade for up to 2 additional terms of 5 years each. Other significant tenants at Craig Promenade include Carl’s Jr., Popeyes Louisiana Kitchen and MetroPCS Communications, Inc.

Craig Promenade faces competition from other nearby multi-tenant retail properties in and around the submarket of Las Vegas, Nevada, including Revere Marketplace, North Mesa Plaza, Grove Shopping Center, and Red Rock Shopping Center, each of which is a multi-tenant retail center located within approximately three miles of Craig Promenade.

Management currently has no plans for capital improvements at Craig Promenade and believes that Craig Promenade is suitable for its intended purpose and adequately covered by insurance. For the 2011 fiscal year, Craig Promenade real estate taxes are approximately $97,000.

The capitalization rate as of the closing of the acquisition of Craig Promenade was 8.1%.

Information Regarding Our Indebtedness

As of December 31, 2010, we had total outstanding indebtedness of approximately $39,164,000. As of December 31, 2010, our leverage ratio, or the ratio of total debt to total purchase price plus cash and cash equivalents, was approximately 71.5%. As of December 31, 2010, our debt-to-net assets ratio, defined as total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 649%.

Information Regarding Our Distributions

On August 13, 2009, our board of directors approved a monthly cash distribution of $0.05625 per share of common stock. The monthly distribution was contingent upon the closing of our first asset acquisition and represented an annualized distribution of $0.675 per share. On May 11, 2010, our board of directors approved an increase in our monthly cash distribution to $0.05833 per share of common stock contingent upon the closing of our acquisition of the Waianae property, which occurred on June 4, 2010. That monthly distribution amount represents an annualized distribution of $0.70 per share if paid each day over a 365-day period. There is no guarantee that we will pay distributions at this rate in the future or at all.

Distributions paid during the period from December 2009 (the date we first paid distributions) through December 31, 2010 are presented in the following table:

							Net Cash
							Provided by
							(Used) in
	Distributions Paid(1)						Operating
Period	Cash	% of Total	Reinvested	% of Total	Total		Activities

Fourth Quarter 2009	$6,000	46.2%	$7,000	53.8%	$13,000	100%	$(1,047,000)
First Quarter 2010	72,000	80.0	18,000	20.0	90,000	100	(619,000)
Second Quarter 2010	117,000	70.1	50,000	29.9	167,000	100	(699,000)
Third Quarter 2010	199,000	69.8	86,000	30.2	285,000	100	(197,000)
Fourth Quarter 2010	$257,000	67.8%	$122,000	32.2%	379,000	100	141,000

	$651,000	69.7%	$283,000	30.3%	$934,000	100%	$(2,421,000)

(1)	Of the $934,000 of distributions noted above, $283,000, or approximately 30.3%, was paid through the distribution reinvestment plan in the form of additional shares issued.

Sources of distributions paid during the period from December 2009 (the date we first paid distributions) through December 31, 2010 are presented in the following table:

	Source of Distributions
	Cash
	Distributions				Cash
	from		Funds from		Flow from		Offering
Period	Investments		Prior Quarters		Operations		Proceeds		Total

Fourth Quarter 2009	$—	—%	$—	—%	$—	—%	$6,000	100%	$6,000	100%
First Quarter 2010	—	—	—	—	—	—	72,000	100	72,000	100
Second Quarter 2010	—	—	—	—	—	—	117,000	100	117,000	100
Third Quarter 2010	—	—	—	—	—	—	199,000	100	199,000	100
Fourth Quarter 2010							257,000	100	257,000	100

	$—	—%	$—	—%	$—	—%	$651,000	100%	$651,000	100%

We commenced operations upon the acquisition of the Moreno Marketplace on November 19, 2009. We paid $651,000 in cash distributions paid during the period from December 2009 (the date we first paid distributions) through December 31, 2010. Our net income (loss) from inception through December 31, 2010 was $(5,592,000). For the fourth quarter of 2009 and the year ended December 31, 2010, net cash used in operations was $2,421,000. From inception through December 31, 2010, FFO was $(3,475,000). For a discussion of how we calculate FFO, see “Our Performance—Funds From Operations and Modified Funds From Operations.”

On December 31, 2010, our board of directors declared a monthly distribution in the aggregate amount of $136,000, of which $91,000 was paid in cash on January 14, 2011 and $45,000 was paid through our distribution reinvestment plan in the form of additional shares issued on January 1, 2011. On January 31, 2011, our board of directors declared a monthly distribution in the aggregate amount of $141,000, of which $94,000 was paid in cash on February 13, 2011 and $47,000 was paid through our distribution reinvestment plan in the form of additional shares issued on February 1, 2011. On February 28, 2011, our board of directors declared a monthly distribution in the aggregate amount of $146,000, of which $97,000 was paid in cash on March 14, 2011 and $49,000 was paid through our distribution reinvestment plan in the form of additional shares issued on March 1, 2011. Of the $282,000 in cash distributions paid from January 2011 to March 2011, 100% was paid using offering proceeds.

Information Regarding Redemption of Shares

During the year ended December 31, 2010, we redeemed approximately 12,500 shares under our share redemption program pursuant to one redemption request upon the death or disability of a stockholder, at an average redemption price of $10,00 per share, for an aggregate redemption price of approximately $125,000. The source of payment for this redemption request was proceeds from our public offering. During the year ended December 31, 2010, no requests for redemption under our share redemption program were unfullfilled.

During the year ended December 31, 2010, we redeemed shares pursuant to our share redemption program as follows:

	Total
	Number of	Average
	Shares	Price Paid
Month	Redeemed	Per Share
November 2010	12,500	$10.00

Total	12,500

Net Tangible Book Value per Share

As of December 31, 2010, our net tangible book value was $6,031,000, and our net tangible book value per share was $2.53, compared with our primary offering price per share of $10.00 and shares sold under our distribution reinvestment plan at $9.50 per share. Net tangible book value per share is the net tangible assets of a company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) fees paid in connection with our initial public offering and (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments. Additionally, investors who purchased shares in this offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.

Compensation Paid to Our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation.”

The following table summarizes the cumulative compensation, fees and reimbursements we paid to our advisor, TNP Strategic Retail Advisor, LLC, and its affiliates, including the dealer manager, during the years ended December 31, 2010 and December 31, 2009.

	Year Ended	Year Ended
Type of Fee or Reimbursement	December 31, 2010	December 31, 2009

Offering Stage:
Selling commissions	$1,176,000	$262,000
Dealer manager fees	$516,000	$114,000
Other organization and offering expenses	$671,000	$154,000
Operational Stage:
Acquisition fee	$1,021,000	$202,000
Origination fee	$—	$—
Asset management fee	$—	$—
Property management and leasing fee	$193,000	$—
Operating expenses	$194,000	$384,000
Acquisition expenses	$945,000	$408,000
Disposition Stage:
Subordinated participation in net sale proceeds	$—	$—
Subordinated listing fee	$—	$—
Subordinated fee upon termination	$—	$—

As of December 31, 2010 and December 31, 2009, fees and reimbursements accrued but not yet paid were approximately $1,571,000 and $1,425,000, respectively, representing organization and offering costs, deferred asset management fees and property management fees due to affiliates.

Experts

The consolidated financial statements of TNP Strategic Retail Trust, Inc. and subsidiaries as of December 31, 2010 and 2009, and for each of the years ended December 31, 2010 and 2009, and for the period from September 18 (date of inception) through December 31, 2008, and financial statement schedule III as of December 31, 2010, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain expenses of Moreno Marketplace for the period from November 10, 2008 (date of commencement of operations) to September 30, 2009, has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Waianae Mall for the year ended December 31, 2009, has been incorporated by reference herein and has been audited by McGladrey & Pullen, LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Northgate Plaza Shopping Center for the year ended December 31, 2009, has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of San Jacinto Esplanade for the year ended December 31, 2009, has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

Incorporation of Certain Documents by Reference

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at www.tnpsrt.com. There is additional information about us and our advisor and its affiliates at the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K filed with the SEC on April 1, 2011;

•	Current Report on Form 8-K filed with the SEC on April 5, 2011;

•	Current Report on Form 8-K filed with the SEC on March 28, 2011;

•	Current Report on Form 8-K filed with the SEC on March 1, 2011;

•	Current Report on Form 8-K filed with the SEC on January 27, 2011;

•	Current Report on Form 8-K/A filed with the SEC on November 12, 2010;

•	Current Report on Form 8-K/A filed with the SEC on October 27, 2010;

•	Current Report on Form 8-K/A filed with the SEC on September 21, 2010; and

•	Current Report on Form 8-K/A filed with the SEC on August 20, 2010.

We will provide to each person to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at 1900 Main Street, Suite 700, Irvine, California 92614 or at (949) 833-8252. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.